Form C-AR/A — Kronos Advanced Technologies Inc

Amendment No. 1 to Annual Report for the Fiscal Year Ended June 30, 2025 (Final)

Oct 25, 2026

Cover page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION, Washington, D.C. 20549

FORM C-AR/A: AMENDMENT TO ANNUAL REPORT (Amendment No. 1) — Regulation Crowdfunding, 17 CFR 227.202

[ ] Form C-AR: Annual Report [X] Form C-AR/A: Amendment to Annual Report [ ] Check box if Amendment is material and investors must reconfirm within five business days (not applicable to an annual report)

Item	Response
Name of issuer	Kronos Advanced Technologies Inc
Legal status of issuer	Corporation
Jurisdiction of incorporation	Nevada
Date of organization	January 12, 2002
Physical address	505 24th Street, Parkersburg, WV 26101
Website	kronosair.com
Fiscal year covered	July 1, 2024 – June 30, 2025
Original Form C-AR	Dated October 22, 2025; filed on EDGAR October 27, 2025 (accession no. 0001108248-25-000004)
Date of this Form C-AR/A	October 26, 2026
Current number of employees	2

Financial snapshot (as restated — see Explanatory Note and Note 2A)

Line item	Most recent fiscal year-end (June 30, 2025), as restated	Prior fiscal year-end (June 30, 2024), as restated
Total Assets	2,379,851	2,383,256
Cash & Cash Equivalents	41,935	35,852
Accounts Receivable	0	0

Line item	Most recent fiscal year-end (June 30, 2025), as restated	Prior fiscal year-end (June 30, 2024), as restated
Short-term Debt	301,810	304,758
Long-term Debt	796,539 (previously reported: 1,046,539)	734,109 (previously reported: 984,109)
Revenues/Sales	12,423	21,103
Cost of Goods Sold	2,763	17,257
Taxes Paid	0	0
Net Income (Loss)	(183,885)	(1,267,334)

Explanatory note

Kronos Advanced Technologies Inc (the "Company") is filing this Amendment No. 1 on Form C-AR/A (this "Amendment") to its annual report on Form C-AR for the fiscal year ended June 30, 2025, originally dated October 22, 2025 and filed with the Securities and Exchange Commission on October 27, 2025 (the "Original Report"), for two purposes.

1. Restatement of the balance sheets. After the Original Report was filed, management determined that a December 27, 2023 board resolution settling 250,000 dollars of operating loans owed to the Company's chief executive officer, Dr. Greg Rubin, through the issuance of 1,000,000 shares of Series A preferred stock had not been recorded in the Company's books. As a result, the balance sheets at June 30, 2025 and June 30, 2024 in the Original Report overstated loans payable to Dr. Rubin (captioned 'operational loans') by 250,000 dollars and understated stockholders' equity by the same amount; the Original Report presented the 1,000 dollar par value of the preferred stock at June 30, 2025 only, offset against the accumulated deficit, and did not present the preferred stock at June 30, 2024. The balance sheets, the statements of stockholders' equity, the cover-page financial snapshot and the affected notes have been restated. The restatement does not change previously reported total assets, revenues, net loss or cash flows for either fiscal year. The Original Report's own internal inconsistencies — accumulated-deficit figures that differed among the balance sheet, Note 3, Note 9 and the statement of stockholders' equity, a Note 8 total for long-term liabilities that differed from the balance sheet, and a statement of stockholders' equity whose June 30, 2025 total differed from the balance sheet — have also been corrected in this Amendment so that every statement reconciles. A legacy 1,000,000 dollar equity line labeled "Dividends declared" has also been reclassified to additional paid-in capital, with no effect on total equity. See Note 2A.

2. Subsequent events. Note 13 and the "Material changes" discussion have been amended and restated to describe events after June 30, 2025, including the August 5, 2025 closing of the Company's strategic combination with Nuclear Diamond Batteries, Inc. (NDBI), the April 8, 2026 conversion of the Series A preferred stock into 1,000,000,000 shares of common stock, and the other matters described in Note 13.

Scope. This Amendment amends and restates in their entirety the cover page, the "Financial condition and material changes" and "Related-party transactions" sections, and Exhibit A (financial statements and notes). All other sections of the Original Report are unchanged and are not repeated here. This Amendment speaks as of the date of the Original Report except for the restatement and the subsequent events expressly described, and does not otherwise update the Original Report for events after October 22, 2025. The Company's annual report for the fiscal year ended June 30, 2026 will present the June 30, 2025 comparative amounts as restated in this Amendment.

The financial statements in this Amendment have not been audited or reviewed by an independent public accountant. They have been prepared by management and are certified by the Company's principal executive officer, who is also its principal financial officer.

Financial condition and material changes (amended and restated)

The following discussion should be read together with the restated financial statements in Exhibit A. Fiscal 2025 and fiscal 2024 figures are those of the parent company; no subsidiary was consolidated in either year.

Results of operations. Revenues were 12,423 dollars in fiscal 2025 compared with 21,103 dollars in fiscal 2024, consisting of online sales of air purification products from inventory; the Company did not manufacture during either year. Cost of goods sold was 2,763 dollars (fiscal 2024: 17,257 dollars). The net loss was 183,885 dollars in fiscal 2025 compared with 1,267,334 dollars in fiscal 2024; the fiscal 2024 loss included a loss of 1,036,214 dollars on the April 2024 sale of part of the Parkersburg property (the proceeds of which repaid the West Virginia Economic Development Authority loans), interest expense of 205,345 dollars and bad-debt expense of 56,538 dollars, partly offset by the reversal of 343,151 dollars of stock-based compensation. The restatement described in Note 2A does not affect the net loss of either year.

Financial condition (restated). At June 30, 2025 the Company had cash of 41,935 dollars, inventory of 219,130 dollars, property and equipment of 1,897,812 dollars (the Parkersburg, West Virginia building, land and equipment) and total assets of 2,379,851 dollars. Total liabilities, as restated, were 1,098,349 dollars (previously reported: 1,348,349 dollars), including convertible notes of 357,500 dollars, a derivative liability of 302,055 dollars, accrued expenses of 268,589 dollars (including accrued interest of 96,565 dollars and share-issuance obligations of 169,340 dollars) and 136,984 dollars owed to Dr. Rubin (previously reported: 386,984 dollars). Stockholders' equity, as restated, was 1,281,502 dollars (previously reported: 1,031,503 dollars). The Company had a working-capital deficit of 40,745 dollars, no committed sources of financing and no capacity to repay its convertible notes or the loans from Dr. Rubin without new capital; these conditions raise substantial doubt about its ability to continue as a going concern (Note 2).

Preferred stock. By resolution dated December 27, 2023 the board authorized 10,000,000 shares of preferred stock, par value 0.001 dollars, and issued 1,000,000 shares of Series A preferred stock to Dr. Rubin in settlement of 250,000 dollars of operating loans he had advanced to the Company between August 1, 2018 and December 31, 2023. Each Series A share is convertible into 1,000 shares of common stock. The shares were issued and outstanding at June 30, 2024 and June 30, 2025 and are presented as such in the restated balance sheets. On April 8, 2026 all 1,000,000 Series A shares were converted into 1,000,000,000 shares of common stock (Note 13).

Liquidity. Cash increased by 6,083 dollars during fiscal 2025. On December 18, 2024 the Company paid a special cash dividend of 0.00001 dollars per share, approximately 6,728 dollars in total, to holders of record on September 18, 2024; the Company does not expect to pay further dividends. The Company funded its operations through product sales and advances from Dr. Rubin; net advances from him were 5,322 dollars during the year, as shown in the statement of cash flows. The Company has no bank credit facilities.

Material changes after fiscal year-end. See Note 13. The most significant are the August 5, 2025 closing of the NDBI combination, which made the Company the controlling shareholder of NDBI and will cause the Company to present consolidated financial statements from fiscal 2026, and the April 8, 2026 conversion of the Series A preferred stock, which increased the shares outstanding to 1,682,823,911 and Dr. Rubin's ownership to approximately 61%.

Related-party transactions and conflicts of interest (amended and restated)

The Company's only director and officer, Dr. Greg Rubin, is its principal executive officer and principal financial officer and, following the April 8, 2026 conversion described in Note 13, holds approximately 61% of its common stock. The Company has entered into, and expects to continue to enter into, transactions with Dr. Rubin and with companies he controls. These transactions were not negotiated at arm's length. The statement in the Original Report that the Company had no related-party transactions is withdrawn.

1. **Loans from Dr. Rubin.** Between August 1, 2018 and June 30, 2025 Dr. Rubin advanced operating funds to the Company. The advances made under an unsecured, non-interest-bearing funding agreement dated August 1, 2018 were settled in full by the December 27, 2023 issuance of Series A preferred stock described in item 2 below. The remaining advances are unsecured, non-interest-bearing, not evidenced by a written agreement and payable on demand. At June 30, 2025 the Company owed him 136,984 dollars, as restated (June 30, 2024: 112,054 dollars, as restated; previously reported 386,984 dollars and 362,054 dollars).
2. **Settlement of 250,000 dollars of loans for Series A preferred stock.** By board resolution dated December 27, 2023 the Company settled 250,000 dollars of the loans described above by issuing Dr. Rubin 1,000,000 shares of Series A preferred stock, each convertible into 1,000 shares of common stock. The settlement had not been recorded in the Company's books and is recorded in this Amendment as a correction of an error (Note 2A). On April 8, 2026 the preferred stock was converted into 1,000,000,000 restricted shares of common stock (Note 13).
3. **Shares issued for services.** During fiscal 2025 the Company issued 10,000,000 shares of common stock, valued at 120,000 dollars, to consultants in exchange for services, as described in Note 12 of the Original Report.
4. **Strategic combination with NDBI.** Before June 30, 2025 the Company entered into a share exchange agreement with Nuclear Diamond Batteries, Inc. under which the Company transferred its interest in AtomiQ, Inc. for 36,000,000 restricted NDBI shares and a 2,000,000 dollar convertible note; the transaction closed on August 5, 2025 (Note 13). Dr. Rubin is chief executive officer of AtomiQ and holds executive responsibilities at NDBI.
5. **KronosMD Inc.** Dr. Rubin is chief executive officer of KronosMD Inc, in which the Company holds all of the common stock (89.35% of the voting power). During fiscal 2025 the Company paid

10,000 dollars of professional fees on KronosMD's behalf, which KronosMD owed to the Company at June 30, 2025.

6. **Zyppah.** Under an agreement dated October 7, 2025 the Company formed Zyppah Inc (Colorado) and received all of its common stock; see Note 13.

As the Company's sole director, Dr. Rubin approved each of these transactions. The Company has no independent directors, audit committee or written related-party transaction policy.

Exhibit A — Balance sheets (as restated)

Kronos Advanced Technologies Inc — Balance Sheets at June 30, 2025 and June 30, 2024 (unaudited; as restated, see Note 2A). Amounts in U.S. dollars.

	June 30, 2025 (as restated)	June 30, 2024 (as restated)
Assets		
Cash and cash equivalents	41,935	35,852
Inventory (reported as 'other current receivables' in the Original Report)	219,130	218,118
Total current assets	261,065	253,970
Property, plant and equipment, net	1,897,812	1,908,312
Intangible assets (patents 75,974; goodwill 145,000)	220,974	220,974
Total assets	2,379,851	2,383,256
Liabilities		
Accounts payable	14,000	14,000
Accrued expenses (incl. accrued interest 96,565 and 79,065 and share-issuance obligations 169,340)	268,589	277,638
Other current liabilities	19,221	13,120
Total current liabilities	301,810	304,758
Loans from officer – Dr. Greg Rubin (as restated; previously reported 386,984 and 362,054)	136,984	112,054
Derivative liability	302,055	302,055

	June 30, 2025 (as restated)	June 30, 2024 (as restated)
Convertible notes payable (ANI Holdings 250,000, presented net of unamortized discount of 37,500 at June 30, 2024; investor note 100,000; Pharmaconsult 7,500)	357,500	320,000
Total long-term liabilities (as restated)	796,539	734,109
Total liabilities (as restated)	1,098,349	1,038,867
Stockholders' equity		
Series A preferred stock, 0.001 par; 10,000,000 shares authorized; 1,000,000 issued and outstanding (as restated for June 30, 2024)	1,000	1,000
Common stock, 0.001 par; 2,000,000,000 shares authorized; 682,823,911 and 672,823,911 shares issued and outstanding	682,824	672,824
Additional paid-in capital (as restated; 'dividends declared' of 1,000,000 reclassified)	42,599,060	42,489,061
Accumulated deficit	(42,001,382)	(41,818,496)
Total stockholders' equity (as restated)	1,281,502	1,344,389
Total liabilities and stockholders' equity	2,379,851	2,383,256

Exhibit A — Statements of operations, stockholders' equity and cash flows

Statements of operations — years ended June 30, 2025 and 2024 (unaudited; not affected by the restatement)

	Year ended June 30, 2025	Year ended June 30, 2024
Revenues	12,423	21,103
Cost of goods sold	2,763	17,257
Gross profit	9,660	3,846

	Year ended June 30, 2025	Year ended June 30, 2024
Operating expenses (fiscal 2025 includes depreciation of 10,500 and stock-based compensation of 120,000; fiscal 2024 is a net credit as reported, reflecting the reversal of 343,151 of stock-based compensation)	138,545	(64,417)
Income (loss) from operations	(128,885)	68,263
Loss on sale of assets (April 2024 sale of the Garfield Avenue property)	—	(1,036,214)
Bad debt	—	(56,538)
Amortization of convertible-note discount	(37,500)	(37,500)
Interest expense	(17,500)	(205,345)
Total other income (expense)	(55,000)	(1,335,597)
Net loss	(183,885)	(1,267,334)
Net loss per share, basic and diluted	(0.00)	(0.00)
Weighted average shares outstanding	682,823,911	672,823,911

Statements of stockholders' equity (as restated)

	Preferred shares	Common shares	Par value (preferred and common)	APIC	Accumulated deficit	Total
Balance, June 30, 2023, as previously reported (1)	—	659,323,911	659,324	43,143,410	(41,551,162)	2,251,572
Restatement: December 27, 2023 issuance of Series A preferred for 250,000 of related-party	1,000,000		1,000	249,000		250,000

	Preferred shares	Common shares	Par value (preferred and common)	APIC	Accumulated deficit	Total
loans (Note 2A)						
Reclassification of 'dividends declared' to APIC (Note 2A)				(1,000,000)	1,000,000	—
Shares issued for services (13,500,000 shares)		13,500,000	13,500	96,650		110,150
Net loss, fiscal 2024					(1,267,334)	(1,267,334)
Rounding				1		1
Balance, June 30, 2024, as restated	1,000,000	672,823,911	673,824	42,489,061	(41,818,496)	1,344,389
Shares issued for services (10,000,000 shares at 0.012)		10,000,000	10,000	110,000		120,000
Net loss, fiscal 2025					(183,885)	(183,885)
Adjustment to agree to the restated balance sheet (Note 2A) (2)				(1)	999	998
Balance, June 30, 2025, as restated	1,000,000	682,823,911	683,824	42,599,060	(42,001,382)	1,281,502

(1) As presented in the Original Report's statement of stockholders' equity, in which the 1,000,000 dollar 'dividends declared' debit was included in the accumulated deficit; the Original Report's balance sheet presented that amount as a separate equity line and an accumulated deficit of 40,551,162 dollars at

June 30, 2023. (2) The Original Report's June 30, 2025 balance sheet presented the 1,000 dollar par value of the preferred stock without a corresponding entry in any other caption, and its equity section exceeded the roll-forward of its components by 999 dollars; the restated accumulated deficit is the amount that reconciles total stockholders' equity to total assets less total liabilities. The adjustment has no effect on the net loss of either year.

Statements of cash flows — years ended June 30, 2025 and 2024 (unaudited; not affected by the restatement)

	Year ended June 30, 2025	Year ended June 30, 2024
Net loss	(183,885)	(1,267,334)
Depreciation and amortization	10,500	15,750
Interest accrued and other receivables	17,500	56,538
Change in inventory	(1,012)	5,706
Stock-based compensation (reversal)	—	(343,151)
Change in accounts payable and other current liabilities	157	40,474
Net cash used in operating activities	(156,740)	(1,492,017)
Amortization of convertible-note discount (as reported)	37,500	37,500
Proceeds from sale of fixed assets (April 2024 property sale)	—	3,836,216
Net cash provided by investing activities	37,500	3,873,716
Advances from officer, net	5,322	10,754
Repayment of notes payable (WVEDA loans)	—	(2,467,249)
Shares issued for services (as reported)	120,000	110,150
Net cash provided by (used in) financing activities	125,322	(2,346,345)
Net change in cash	6,082	35,354
Cash, beginning of year	35,853	499
Cash, end of year	41,935	35,853

	Year ended June 30, 2025	Year ended June 30, 2024
Non-cash: settlement of 250,000 of related-party loans by issuance of Series A preferred stock (December 27, 2023)	—	250,000
Non-cash: common stock issued for services	120,000	110,150

Notes to financial statements (amended notes only; all other notes as filed)

Note 2A — Restatement of previously issued financial statements. Subsequent to the issuance of the Company's financial statements for the fiscal year ended June 30, 2025, management determined that the settlement of 250,000 dollars of operating loans owed to the Company's chief executive officer, Dr. Greg Rubin, through the issuance of 1,000,000 shares of Series A preferred stock pursuant to a board resolution dated December 27, 2023, had not been recorded. The error affected the balance sheets at June 30, 2025 and June 30, 2024 and the statements of stockholders' equity; it had no effect on the statements of operations or cash flows for either year. The Company has also reclassified a legacy 1,000,000 dollar debit balance in equity captioned "Dividends declared" to additional paid-in capital; no dividend was declared or paid, and the reclassification has no effect on total stockholders' equity. The effects of the restatement are:

June 30, 2025	As previously reported	Adjustment	As restated
Loans from officer (reported as 'operational loans')	386,984	(250,000)	136,984
Total long-term liabilities	1,046,539	(250,000)	796,539
Total liabilities	1,348,349	(250,000)	1,098,349
Series A preferred stock	1,000	—	1,000
Additional paid-in capital	43,350,060	(751,000)	42,599,060
Dividends declared	(1,000,000)	1,000,000	—
Accumulated deficit (including net loss)	(42,002,381)	999	(42,001,382)
Total stockholders' equity	1,031,503	249,999	1,281,502

June 30, 2024	As previously reported	Adjustment	As restated
Loans from officer (reported as 'operational loans')	362,054	(250,000)	112,054
Total long-term liabilities	984,109	(250,000)	734,109
Total liabilities	1,288,867	(250,000)	1,038,867
Series A preferred stock	—	1,000	1,000
Additional paid-in capital	43,240,061	(751,000)	42,489,061
Dividends declared	(1,000,000)	1,000,000	—
Accumulated deficit (including net loss)	(41,818,496)	—	(41,818,496)
Total stockholders' equity	1,094,389	250,000	1,344,389

The adjustment to additional paid-in capital of 751,000 dollars at each date comprises 249,000 dollars credited on the issuance of the preferred stock (250,000 dollars of loans settled less 1,000 dollars of par value) and the reclassification of the 1,000,000 dollar 'dividends declared' debit. The 999 dollar adjustment to the June 30, 2025 accumulated deficit reconciles the Original Report's equity section, which presented the 1,000 dollar par value of the preferred stock without a corresponding entry and did not foot by 1 dollar, to total assets less total liabilities; it has no effect on the net loss.

Because the transaction was with the Company's controlling shareholder, any excess of the fair value of the preferred stock at December 27, 2023 over the 250,000 dollars of debt settled has been treated as a capital transaction and no gain or loss on extinguishment was recognized.

Note 8 — Notes payable and related-party loans (amended). Long-term liabilities, as restated, were 796,539 dollars at June 30, 2025 and 734,109 dollars at June 30, 2024 (Note 8 of the Original Report stated 1,047,539 dollars and 984,109 dollars). They consist of convertible notes payable of 357,500 dollars (June 30, 2024: 320,000 dollars), a derivative liability of 302,055 dollars at each date arising from the conversion features of the notes, and loans from Dr. Rubin. The convertible notes comprise a 250,000 dollar note held by ANI Holdings, presented net of an unamortized discount of 37,500 dollars at June 30, 2024 that was fully amortized in fiscal 2025, a 100,000 dollar note held by an unaffiliated investor and a 7,500 dollar note held by Pharmaconsult. Interest of 17,500 dollars per year (7% per annum) accrues on the ANI Holdings note; accrued interest was 96,565 dollars at June 30, 2025 and 79,065 dollars at June 30, 2024 and is included in accrued expenses. Loans from Dr. Rubin are unsecured, non-interest-bearing and payable on demand; the advances made under his August 1, 2018 funding agreement were settled by the December 27, 2023 issuance of Series A preferred stock (Note 2A), and the remaining advances are not evidenced by a written agreement. The balance was 136,984 dollars at June 30, 2025 and 112,054 dollars at June 30, 2024, as restated (Note 2A). Interest expense of 17,500 dollars (fiscal 2024: 205,345 dollars) and amortization of debt discount of 37,500 dollars in each year relate to the convertible notes.

Note 9 — Stockholders' equity (amended). The Company is authorized to issue 2,000,000,000 shares of common stock, par value 0.001 dollars, and 10,000,000 shares of preferred stock, par value 0.001 dollars. At June 30, 2025, 682,823,911 common shares (June 30, 2024: 672,823,911) and 1,000,000 Series A preferred shares (June 30, 2024: 1,000,000) were issued and outstanding. The Series A preferred stock was issued on December 27, 2023 to Dr. Rubin in settlement of 250,000 dollars of loans; each share is convertible at the holder's option into 1,000 shares of common stock. The authorizing resolution established the conversion right only and did not provide for voting rights, a dividend preference or a liquidation preference. During fiscal 2025 the Company issued 10,000,000 common shares for services valued at 120,000 dollars and paid a special cash dividend of 0.00001 dollars per share (approximately 6,728 dollars) on December 18, 2024 to holders of record on September 18, 2024; the dividend is not separately presented in the statements of stockholders' equity and cash flows carried forward from the Original Report, as the amount is not material to those statements. The accumulated deficit at June 30, 2025 was 42,001,382 dollars (June 30, 2024: 41,818,496 dollars); the Original Report stated the deficit inconsistently in the balance sheet, Note 3, Note 9 and the equity statement, and the figures above are those that reconcile to the balance sheet.

Note 10 — Related-party transactions (amended). See "Related-party transactions and conflicts of interest" above and Notes 2A, 8 and 9. At June 30, 2025 KronosMD Inc, a subsidiary in which the Company holds all of the common stock, owed the Company 10,000 dollars for professional fees paid on its behalf.

Note 13 — Subsequent events (amended and restated). Management evaluated subsequent events through the date of this Amendment.

1. **Strategic combination with Nuclear Diamond Batteries, Inc.** Before June 30, 2025 the Company entered into a share exchange agreement with NDBI (OTC: NDBI) under which the Company transferred its interest in AtomiQ, Inc. to NDBI in exchange for 36,000,000 restricted shares of NDBI common stock and a 2,000,000 dollar convertible promissory note. The transaction closed on August 5, 2025, after which the Company held approximately 50.2% of NDBI's outstanding common stock. It is a nonrecognized subsequent event: NDBI and AtomiQ are not consolidated at June 30, 2025 and the exchange is reflected from the closing date in the Company's financial statements for the fiscal year ending June 30, 2026, where it is accounted for as a transaction among entities under common control. During fiscal 2026 the Company sold 62,706 of its NDBI shares to an unaffiliated investor for 225,000 dollars, leaving 35,937,294 shares (50.19%) at June 30, 2026. On July 31, 2026 NDBI issued 2,000,000 shares of its preferred stock to the Company in full settlement of the note and 103,836 dollars of accrued interest.
2. **Conversion of Series A preferred stock; change of control.** Effective April 8, 2026, under a settlement agreement with Dr. Rubin, the 1,000,000 shares of Series A preferred stock were converted into 1,000,000,000 restricted shares of common stock, issued through the Company's transfer agent, ClearTrust, LLC (reference 186062). Following the issuance 1,682,823,911 common shares were outstanding and Dr. Rubin held approximately 61% of them, constituting a change of control. The transaction was approved by Dr. Rubin as the Company's sole director.
3. **Zyppah.** Under an Agreement for Formation and Acquisition dated October 7, 2025 the Company formed Zyppah Inc, a Colorado corporation, and received all 50,000,000 of its common shares for no consideration; on December 3, 2025 Zyppah Inc issued 30,000,000 Series A preferred shares to Dr. Jonathan Greenburg for a controlling interest in Zyppah, Inc. (Nevada),

a maker of anti-snoring oral appliances. Although the Company owns all of the common stock of Zyppah Inc and therefore a majority of its equity, it does not consolidate Zyppah Inc or Zyppah, Inc. (Nevada): the minority owner holds contractual rights to co-management of Zyppah Inc (equal board representation with a veto over additional directors, final decision-making authority over the price of any sale of more than 50% of the company, a right to convert his preferred stock into 80% of the common stock on an uplisting, and a right to rescind the agreement), which are substantive participating rights under ASC 810-10-25. The Company accounts for its interest under the equity method at a carrying value of zero. Neither the Company nor Zyppah Inc has guaranteed any obligation of Zyppah, Inc. (Nevada), whose liabilities at August 31, 2026 were approximately 4,174,000 dollars against assets of approximately 568,000 dollars. For information only, Zyppah, Inc. (Nevada) generated net revenue of approximately 1,287,000 dollars in the ten months ended August 31, 2026; because the transaction closed after June 30, 2025, no pro forma presentation is made in these financial statements (see the Company's annual report for the fiscal year ending June 30, 2026 for pro forma revenue had Zyppah been consolidated). The parties have since begun the process of rescinding the agreement.

4. **GX7 asset purchase.** The Company is in the process of rescinding the June 30, 2021 asset purchase from GX7 Limited Partnership (the Parkersburg facility and equipment, acquired for 91,000,000 shares); if completed, the facility would be conveyed back to GX7 and the shares cancelled; no agreement had been signed at the date of this Amendment. In fiscal 2026 the Company recorded an impairment charge of 929,899 dollars writing the retained Parkersburg building and land down to the Wood County assessor's 2026 appraisal of 628,000 dollars; the impairment relates to conditions arising after June 30, 2025 (storage-only use, flood-zone designation and the pending rescission) and is not reflected in the fiscal 2025 financial statements. The remainder of the Parkersburg property (6.69 acres and the main building at 2501 Garfield Avenue) was sold to Warehouse Church Inc. in April 2024 for 2,800,000 dollars, and the proceeds repaid the West Virginia Economic Development Authority loans, as reported in the Original Report.
5. **Patents.** AtomiQ's U.S. patent application 18/015,242 received a Notice of Allowance on July 7, 2026 and issued as U.S. Patent No. 12,759,882 on October 13, 2026.
6. **KronosMD Reg CF offering.** KronosMD Inc launched its own Regulation Crowdfunding offering in 2026; the Company is not an issuer in that offering. In March 2026 the Company advanced 130,000 dollars to KronosMD, of which 3,000 dollars had been repaid by June 30, 2026; the advance is non-interest-bearing and due on demand.

The Original Report stated that, after June 30, 2025, the Company had resolved to issue a further 10,000,000 shares of common stock as payment for services. Those shares have not been issued and the Company is not proceeding with that issuance at this time; it is not included in the 1,682,823,911 shares outstanding at the date of this Amendment. No other events requiring recognition or disclosure were identified.

Signature and certification

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it

meets all of the requirements for filing on Form C-AR/A and has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the duly authorized undersigned.

Kronos Advanced Technologies Inc

By: /s/ Greg Rubin Name: Greg Rubin Title: Chief Executive Officer, Principal Financial Officer and Sole Director Date: October 26, 2026

Certification of the principal executive officer. I, Greg Rubin, certify that:

1. the financial statements of Kronos Advanced Technologies Inc included in this Form C-AR/A for the fiscal years ended June 30, 2025 and June 30, 2024, as restated, are true and complete in all material respects;
2. the financial statements reflect accurately the information contained in the books and records of the Company, as corrected for the matters described in Note 2A;
3. the Company is not a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, and the financial statements have not been audited or reviewed by an independent public accountant;
4. the financial statements have been prepared in accordance with U.S. generally accepted accounting principles, except as otherwise disclosed in the notes thereto; and
5. I have reviewed this Form C-AR/A and, to my knowledge, it does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

/s/ Greg Rubin Dr. Greg Rubin, Principal Executive Officer and Principal Financial Officer Date: October 26, 2026